Exhibit 99.36

Mayfair Provides Details on Open Pit Design Consideration and

Confidence Drill Program to Support Preparation of Fenn-Gib Pre-

Feasibility Study

•	Targeting near surface high-grade mineralization to support open pit mining operation

•	Reverse circulation drill program planned to improve confidence in the zone targeted for early years of operations at Fenn-Gib

VANCOUVER, British Columbia, June 9, 2025 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSX-V: MFG; OTCQX: MFGCF) is pleased to provide an update on the conceptual pit designs being progressed to advance the Pre-Feasibility Study (“PFS”) for the Fenn-Gib Gold Project in Ontario (“Fenn-Gib” or the “Project”). The PFS work is focused on advancing Fenn-Gib based on an open pit mining operation targeting a high-grade starter zone of mineralization.

The Company’s updated mineral resource estimate for the Fenn-Gib Project was released with an effective date of September 3, 2024 and originally presented in a news release dated September 10, 2024. At a 0.30 g/t gold cutoff, there is a total Indicated Mineral Resource estimate of 181.3 million tonnes at a grade of 0.74 g/t gold containing 4.3 million ounces of gold and an Inferred Mineral Resource estimate of 8.92 million tonnes at a grade of 0.49 g/t gold containing 0.14 million ounces of gold. The mineral resource estimate (“MRE”) will be the basis for the PFS which is currently in progress and is expected to be completed by the end of 2025.

For the PFS, the Company is targeting a mine design focused on the high-grade mineralization in the upper elevations of the open pit MRE to maximize the feed grade to the proposed processing plant. It is anticipated that the design will include a conventional drill and blast, with truck and shovel open pit mining operation supplying the plant. By applying a strategy that emphasizes an elevated cut-off grade targeting the high-grade near surface mineralization within the MRE, the result will maximize the value of the Fenn-Gib asset in the short-term while maintaining the integrity of the overall resource.

Figure 1 shows the possible pit outline of a design using 0.8g/t COG and targeting a high-grade pit.

Figure 1: Section 558500 East (Looking West), Fenn-Gib conceptual Open Pit Phases within Open Pit Constrained Mineral Resource (Capped Au g/t)

Table 1: Fenn-Gib Open-Pit MRE effective date: 3 Sept 2024

	Cutoff (Au g/t)	Tonnes (‘000)	Au (g/t)	Au (oz)
	>0.7	64,563	1.26	2,615,000
INDICATED	>0.6	82,125	1.13	2,984,000
	>0.5	105,644	1.00	3,397,000
	>0.4	137,251	0.87	3,839,000
	>0.3	181,302	0.74	4,313,000

	Cutoff (Au g/t)	Tonnes (‘000)	Au (g/t)	Au (oz)
	>0.7	1,140	0.96	35,000
INFERRED	>0.6	1,799	0.85	49,000
	>0.5	2,710	0.75	65,000
	>0.4	4,729	0.62	94,000
	>0.3	8,921	0.49	141,000

Notes:

1. Effective date of this updated mineral resource estimate is September 3, 2024. The assay cut-off date for drill holes included in the mineral resource estimate was April 30, 2024.

2. All mineral resources have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum (“CIM”) definitions, as required under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mineral Resource Statement prepared by Tim Maunula, P. Geo (T. Maunula & Associates Consulting Inc.) in accordance with NI 43-101.

3. Mineral Resources reported demonstrate reasonable prospect of eventual economic extraction, as required under NI 43-101. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Resources may be materially affected by environmental, permitting, legal, marketing, and other relevant issues.

4. Mineral Resources are reported at a cut-off grade of 0.30 g/t Au for an open-pit mining scenario using a 50° pit slope angle. Cut-off grades are based on a price of US$2,000/oz gold, and an open pit mining cost of $3.25/t, process cost of $15.50/t and G&A $2.00/t. Metallurgical recovery of 94% was used. Densities were assigned based on interpreted lithology.

5. Ounce (troy) = metric tonnes x grade / 31.10348. All numbers have been rounded to reflect the relative accuracy of the estimate.

6. The quantity and grade of reported Inferred Resources are uncertain in nature and there has not been sufficient work to define these Inferred Resources as Indicated or Measured Resources. It is reasonably expected that many of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

7. Tonnages and ounces in the tables are rounded to the nearest thousand. Numbers may not total due to rounding.

Reverse Circulation Drilling Program to Commence in Summer 2025

To provide additional data and improve confidence in the near surface high-grade zone of mineralization targeted in the early years of the proposed mine plan, Mayfair plans to complete a 20,000-metre reverse circulation (“RC”) drill program at Fenn-Gib. The RC drilling program is to be completed in two stages. The first stage of the RC drill program is planned to begin in the summer of 2025, utilizing the existing onsite road network to partially test the near surface high grade zone. The second stage of the RC drill program will begin after the 2025 winter freeze-up, when ground conditions improve to allow Mayfair to more effectively complete the remaining RC drill program. This program will also advance additional diamond drilling with open pit geotechnical holes for improved clarity on pit wall designs needed for future operations.

Nick Campbell, President and CEO of Mayfair Gold, stated, “Many open pit gold deposits have better grade deeper in the deposit. We believe Fenn-Gib is unique in that some of the highest grade mineralization occurs near surface. This allows for the potential to start operations at Fenn-Gib with a smaller, targeted, mining operation, focused on the near-surface, high-grade gold mineralization. Rather than targeting a larger scale operation, we think this approach allows Mayfair to focus operations on higher margin material at the start of operations, it mitigates construction execution risk, reduces initial capital requirements and provides a clear Ontario Provincial permitting path. With a current Canadian gold price in excess of C$4,600/oz, Mayfair is excited about the opportunity to advance Fenn-Gib into a new gold producer within the current gold cycle. The PFS is expected to be completed by the end of 2025. A nimble, smaller, targeted, high-grade operation should provide a path forward for the company to consider a production decision within the next three years. Advancing Fenn-Gib to production and cash flow should help fund potential future growth opportunities, including the potential to permit and develop a larger operation at Fenn-Gib that optimizes the full MRE.”

Mayfair Evaluating Potential to Uplist to NYSE American Exchange

The Company is pleased to report that it is reviewing the potential to uplist to the NYSE American Exchange from the current OTCQX listing in the United States. Mayfair is reviewing the listing requirements and potential timelines to complete the uplisting process. The Company intends to provide further updates on the potential uplisting for Mayfair shares in the future.

About Mayfair Gold

Mayfair Gold is a Canadian mineral exploration company focused on advancing the 100% controlled Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit is Mayfair’s flagship asset and currently hosts an updated NI 43-101 open pit constrained mineral resource estimate with an effective date of September 3, 2024 with a total Indicated Mineral Resource of 181.3M tonnes containing 4.3M ounces at a grade of 0.74 g/t Au and an Inferred Mineral Resource of 8.92M tonnes containing 0.14M ounces at a grade of 0.49 g/t Au at a 0.30 g/t Au cut-off grade. Please see the Company’s news release dated September 10, 2024, for further information.

Tim Maunula, P. Geo., of T. Maunula & Associates Consulting Inc., is a qualified person for the purposes of NI 43-101 and was responsible for the completion of the updated mineral resource estimate. Mr. Maunula has reviewed and approved the scientific and technical content with respect to the mineral resource estimate in this news release. Scientific and technical information with respect to diamond drilling in this news release has been reviewed and approved by Ali Gelinas-Dechene, P.Geo., Senior Geologist for Mayfair Gold, who oversaw the Mayfair Gold drill program, QA/QC and serves as a Qualified Person as defined under NI 43-101.

The scientific and technical content of this news release was reviewed, verified and approved by Drew Anwyll, P.Eng., M.Eng, Chief Operating Officer of the Company, and a Qualified Person as defined under NI 43-101.

Cautionary Notes to U.S. Investors Concerning Resource Estimates.

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking information which reflects management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Forward-looking statements in this news release include, but are not limited to, statements regarding the design, development and execution of the Fenn-Gib Gold Project, the timing for completion of the PFS, the advancement of the Fenn-Gib Gold Project to operation and the timing thereof, advancing Fenn-Gib to production and cash flow expected to help fund potential future growth opportunities, including the potential to permit and develop a larger operation at Fenn-Gib, and the potential uplisting in the United States. Forward-looking information is based on various reasonable assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; that the Company can access financing, appropriate equipment and sufficient labour; and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, gold price fluctuations; uncertain political and economic environments; and changes in laws or policies.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws. The forward-looking statements reflect management’s beliefs, opinions and projections as of the date of this news release.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1 (800) 342-6705, info@mayfairgold.ca.